

Mail Stop 3561

September 16, 2016

Bruce Lewis
Controller
Biglari Holdings Inc.
17802 IH 10, Suite 400
San Antonio, TX 78257

> Re: **Biglari Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 000-08445**

Dear Mr. Lewis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure